                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        Phillips-Van Heusen Corporation
                        -------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  718592 10 8
                                  -----------
                                 (CUSIP Number)

                             David A. Boillot, Esq.
                                Coudert Brothers
                          1114 Avenue of the Americas
                            New York, New York 10036
                              Tel: (212) 626-4414
                              -------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 22, 1995
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page 10
                              Page 1 of ___ Pages

                                  SCHEDULE 13D

CUSIP NO.     718592 10 8                                PAGE   2   OF     PAGES
          -------------------                                 -----    ---

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Vaneton International Inc.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [ ]

3        SEC Use Only

4        Source of Funds*

                           WC, BK

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

         British Virgin Islands

                           7        Sole Voting Power
  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By
    Each                            2,835,794
  Reporting
   Person                  9        Sole Dispositive Power
    With

                          10        Shared Dispositive Power

                                            2,835,794

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,835,794

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [ ]

13       Percent of Class Represented By Amount in Row (11)

                           10.7%

14       Type of Reporting Person*

                           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.     718592 10 8                                PAGE   3   OF     PAGES
          ---------------------                               -----    ---

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Dr. Richard Lee

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [ ]

3        SEC Use Only

4        Source of Funds*

                           AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

         United Kingdom

                           7        Sole Voting Power
  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By
    Each                            2,835,794
  Reporting
   Person                  9        Sole Dispositive Power
    With

                          10        Shared Dispositive Power

                                            2,835,794

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,835,794

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [ ]

13       Percent of Class Represented By Amount in Row (11)

                           10.7%

14       Type of Reporting Person*

                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         This statement on Schedule 13D is being filed by Vaneton International Inc. and Dr. Richard Lee (sometimes hereinafter referred to as the "Reporting Persons") with respect to the acquisition of shares of the common stock, par value $1.00 per share (the "Common Stock"), of Phillips-Van Heusen Corporation (the "Issuer"), a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1290 Avenue of the Americas, New York, New York 10104.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). The names of the persons filing this statement are Vaneton International Inc., a company incorporated under the laws of the British Virgin Islands ("Vaneton"), and Dr. Richard Lee, a citizen of the United Kingdom. Pursuant to Rule 13(d)-1(f) under the Securities Exchange Act of 1934, as amended, Vaneton and Dr. Richard Lee file this statement jointly on behalf of each of them. A copy of their Joint Filing Agreement is attached hereto as
Exhibit 1.

         The principal business of Vaneton is to hold Common Stock of the Issuer. The address of the principal business office of Vaneton is P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The names, addresses, citizenship and present principal occupations or employments, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vaneton are set forth on Schedule A hereto.

         The present principal occupation or employment of Dr. Richard Lee is serving as a Director of TAL Apparel Limited. The address of the principal business office of Dr. Richard Lee is 6/F TAL Building, 49 Austin Road, Kowloon, Hong Kong.

         Pursuant to a Stock Purchase Agreement dated February 14, 1995, as amended by the First Amendment Agreement dated March 17, 1995 (said Stock Purchase Agreement, as amended by said First Amendment Agreement, is hereinafter referred to as the "Stock Purchase Agreement") between South China (Jersey)
Holdings Limited, a Jersey, Channels Islands Company ("SCJH") and certain shareholders of the Issuer, copies of which are attached hereto as Exhibits 2 and 3, respectively, SCJH agreed to acquire approximately 10.7% of the outstanding shares of Common Stock of the Issuer. Pursuant to an Assignment Agreement dated March 20, 1995 between SCJH and Vaneton (the "Assignment Agreement"), a copy of which is attached hereto as Exhibit 4, SCJH assigned its rights under the Stock Purchase Agreement to Vaneton.

         SCJH directly owns 56.2% of the voting stock of Vaneton. SCJH also owns 100% of the voting stock of TAL Apparel Limited, a Hong Kong corporation ("TAL"), which in turn owns 46% of the voting stock of Upper Stream Corporation, a Liberian corporation ("USC"). USC owns 11.4% of the voting stock of Vaneton.

         Dr. Richard Lee is the beneficial owner of 55% of the voting stock of Lees Holdings Incorporated, a Panamanian corporation ("LHI"), which owns 8.8% of the voting stock of SCJH and 32.4% of the voting stock of Vaneton. LHI also owns 50% of Lees Investments Corporation, a

                                Page __ of __ Pages

Panamanian corporation ("LIC"), which owns 71.3% of the voting stock of SCJH.

         USC, TAL, SCJH, LIC and LHI are hereinafter referred to as the "Related Persons."

         The address of the principal business office of TAL is 5th Floor, TAL Building, 49 Austin Road, Kowloon, Hong Kong. TAL is principally engaged in the garment manufacturing and exporting business. The address of the principal business office of USC is 80 Broad Street, P.O. Box 292, Monrovia, Liberia. USC is an unregistered mutual fund. The address of the principal business office of SCJH is P.O. Box 621, Le Gallais Chambers, 54 Bath Street, St. Helier, Jersey, JE4 8YD, Channel Islands. The address of the principal business office of both LIC and LHI is the Comosa Building, 8/F, Manuel Maria Icaza & Samuel Lewis Avenue, P.O. Box 55-0324, Panama, Republic of Panama. SCJH, LIC and LHI are all holding companies.

         (d) and (e). Neither of the Reporting Persons, none of the executive officers or directors of Vaneton or any of the Related Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Stock Purchase Agreement, on March 22, 1995, Vaneton purchased 2,835,794 shares of Common Stock of the Issuer (the "Shares") from certain shareholders of the Issuer. Vaneton paid an aggregate of $51,044,292.00 (the "Purchase Price") to Lawrence S. Phillips, in his individual capacity and as a trustee of the trusts created under (i) the Second Amended and Restated Trust Agreement dated January 12, 1995 made by Madelyn S. Phillips (the "Trust A Trust Agreement"), (ii) the Third Amended and Restated Trust Agreement dated December 12, 1994 made by Madelyn S. Phillips (the "Trust B Trust Agreement") and (iii) the Trust Indenture dated November 15, 1989 made by Carol Phillips Green, as grantor (the "Carol Phillips Green 1989 GRIT Trust Agreement"); Carol Phillips Green, in her individual capacity and as a trustee of the trusts created under (i) the Trust A Trust Agreement, (ii) the Trust B Trust Agreement and (iii) the Trust Indenture dated October 31, 1989 made by Lawrence S.
Phillips, as grantor (the "Lawrence S. Phillips 1989 GRIT Trust Agreement"); Cathy Green, solely in her capacity as a trustee of the trust created under the Carol Phillips Green 1989 GRIT Trust Agreement; Madelyn S. Phillips, solely in her individual capacity; Roxane Phillips, solely in her individual capacity; Laura Phillips, solely in her individual capacity; and Douglas Green, solely in his individual capacity.

         In connection with the acquisition of the Shares, SCJH entered into a Loan Agreement with Chemical Bank, Hong Kong Branch dated March 17, 1995, a copy of which is attached hereto as Exhibit 5 (the "Loan Agreement"), pursuant to which SCJH borrowed $28,000,000. SCJH advanced a portion of the proceeds of the loan to LHI, which in turn contributed that amount to the capital of Vaneton. The balance of the proceeds of the loan was contributed to the capital of Vaneton directly by SCJH. The balance of the Purchase Price was obtained from the working capital of Vaneton.

         Pursuant to the terms of the Loan Agreement, SCJH will repay the loan in ten equal semi-annual installments of $2,800,000 each, commencing on June 20, 1995. The loan consists of the A Facility in the principal amount of $23,000,000 and the B Facility in the principal amount of $5,000,000. Interest

                                Page __ of __ Pages
is payable on the last day of each interest period at the rate per annum equal to (i) in the case of the A Facility, 1% plus the Singapore Interbank Market rate for the relevant period and (ii) in the case of the B Facility, 0.25% plus the deposit interest rate payable by Chemical Bank from time to time on an amount equivalent to the size of the B Facility. Vaneton has entered into a Deed of Charge, a copy of which is attached hereto as Exhibit 6 (the "Deed of Charge"), pursuant to which it has pledged all the Shares to Chemical Bank as security for the obligations of SCJH under the Loan Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         Vaneton acquired the 2,835,794 shares of Common Stock of the Issuer purchased on March 22, 1995 for investment purposes. The Reporting Persons may consider making additional purchases of shares of the Common Stock of the Issuer in open-market or private transactions, the extent of which purchases would depend upon prevailing market or other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions or other factors.

         Except as otherwise indicated above, none of the reporting Persons has any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this statement on Schedule 13D shall be deemed to preclude the Reporting Persons from developing or implementing any such plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) and (c). Vaneton directly owns 2,835,794 shares of Common Stock of the Issuer, representing approximately 10.7% of the shares of Common Stock of the Issuer outstanding as of the date hereof. For purposes of Rule 13d-3 of the general rules and regulations under the Securities Exchange Act of 1934, as amended, Dr. Richard Lee may be deemed to beneficially own 2,835,794 shares of Common Stock of the Issuer, or approximately 10.7% of such shares currently outstanding. Pursuant to the Stock Purchase Agreement, Vaneton has agreed to purchase up to 35,000 shares of Common Stock of the Issuer currently held in the Issuer's 401(k) Plan for the account of one of the shareholders at such time as such shareholder or his Individual Retirement Account, as the case may be, shall be entitled to sell such shares.

         Dr. Richard Lee may be deemed to have shared power to control the voting and disposition of the 2,835,794 shares of Common Stock of the Issuer.

         Except for the transaction described above, there have been no transactions in the shares of the Common Stock of the Issuer by either of the Reporting Persons, the Related Persons or any of the executive officers or directors identified in response to Item 2 during the 60 days preceding the filing of this statement on Schedule 13D.

         (d). Not applicable.

         (e). Not applicable.


                                Page __ of __ Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Assignment Agreement, SCJH assigned its rights under the Stock Purchase Agreement to Vaneton.

         Pursuant to the Loan Agreement, Chemical Bank, Hong Kong Branch, loaned $28,000,000 to SCJH in order to finance a portion of the Purchase Price for the Shares payable by Vaneton pursuant to the Stock Purchase Agreement. Vaneton has, pursuant to the Deed of Charge, pledged the Shares to Chemical Bank as security for the obligations of SCJH under the Loan Agreement.

         Except as set forth in this Item 6 or in response to other specific items to this statement on Schedule 13D, the Reporting Persons (and those persons identified in response to Item 2) do not have any arrangements, contracts, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer, including but not limited to the transfer or voting of any shares of the Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed herewith as Exhibits:

         Exhibit 1  Joint   Filing  Agreement,  dated  March  23,  1995,  by and
                    between Vaneton and Dr. Richard Lee.

         Exhibit 2  Stock  Purchase  Agreement,  dated February 14, 1995, by and among SCJH and Lawrence S. Phillips, in his individual capacity and as a trustee of the trusts created under (i) the Trust A Trust Agreement, (ii) the Trust B Trust Agreement and (iii) the Carol Phillips Green 1989 GRIT Trust Agreement; Carol Phillips Green, in her individual capacity and as a trustee of the trusts created under (i) the Trust A Trust Agreement, (ii) the Trust B Trust Agreement and (iii) the Lawrence S. Phillips 1989 GRIT Trust Agreement; Cathy Green, solely in her capacity as a trustee of the trust created under the Carol Phillips Green 1989 GRIT Trust Agreement; Madelyn S. Phillips, solely in her individual capacity; Roxane Phillips, solely in her individual capacity; Laura Phillips, solely in her individual capacity; and Douglas Green, solely in his individual capacity.

         Exhibit 3 First Amendment Agreement, dated March 17, 1995, by and among SCJH and Lawrence S. Phillips, in his individual capacity and as a trustee of the trusts created under (i) the Trust A Trust Agreement, (ii) the Trust B Trust Agreement and (iii) the Carol Phillips Green 1989 GRIT Trust Agreement; Carol Phillips Green, in her individual capacity and as a trustee of the trusts created under (i) the Trust A Trust Agreement, (ii) the Trust B Trust Agreement and (iii) the Lawrence S. Phillips 1989 GRIT Trust Agreement; Cathy Green, solely in her capacity as a trustee of the trust created under the Carol Phillips Green 1989 GRIT Trust Agreement; Madelyn S. Phillips, solely in her individual capacity; Roxane Phillips, solely in her individual capacity; Laura Phillips, solely in her individual capacity; and Douglas Green, solely in his individual capacity.

                                Page __ of __ Pages

         Exhibit 4 Assignment Agreement, dated March 20, 1995, by and between SCJH and Vaneton.

         Exhibit 5 Loan Agreement, dated March 17, 1995, by and between SCJH and Chemical Bank, Hong Kong Branch.

         Exhibit 6 Deed of Charge, dated March 17, 1995, made by Vaneton in favor of Chemical Bank, Hong Kong Branch.



                                Page __ of __ Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1995

VANETON INTERNATIONAL INC.                        DR. RICHARD LEE



By:        Richard Lee                                  Richard Lee
     ------------------------                     ----------------------
     Name:  Dr. Richard Lee
     Title: Director



                                Page __ of __ Pages

                                   SCHEDULE A

                    LIST OF EXECUTIVE OFFICERS AND DIRECTORS
                         OF VANETON INTERNATIONAL INC.

                                                                             Principal
         Name                       Position           Address              Occupation               Citizen of
         ----                       --------           -------              ----------               ----------

1.     Dr. Richard Lee              Director     6/F TAL Building        Director of TAL         United Kingdom
                                                 49 Austin Road          Apparel Limited*
                                                 Kowloon
                                                 Hong Kong

2.     Dr. Harry Nai-Shee           Director     4/F TAL Building        Director of TAL         United States
       Lee                                       49 Austin Road          Apparel Limited*
                                                 Kowloon
                                                 Hong Kong

3.     Mr. Alexander                Director     5/F TAL Building        Director of TAL         Canada
       Kwok-Hung Chan                            49 Austin Road          Apparel Limited*
                                                 Kowloon
                                                 Hong Kong



--------
*TAL Apparel Limited is principally engaged in the garment manufacturing and exporting business. Its address is 5th Floor, TAL Building, 49 Austin Road, Kowloon, Hong Kong.

                                Page __ of __ Pages

                                 EXHIBIT INDEX

    Exhibit No.                                                                  Page
    ----------                                                                   ----

         1        Joint Filing  Agreement  dated  March 23, 1995 by and  between
                  Vaneton International Inc. and Dr. Richard Lee.

         2        Stock Purchase  Agreement dated February 14, 1995 by and among
                  South  China  (Jersey)   Holdings   Limited  and  Lawrence  S.
                  Phillips,  in his individual  capacity and as a trustee of the trusts created under (i) the Second Amended and Restated Trust
                  Agreement  dated  January 12, 1995 made by Madelyn S. Phillips
                  (the "Trust A Trust  Agreement"),  (ii) the Third  Amended and
                  Restated  Trust  Agreement  dated  December  12,  1994 made by
                  Madelyn S. Phillips (the "Trust B Trust  Agreement") and (iii)
                  the Trust  Indenture  dated  November  15,  1989 made by Carol
                  Phillips  Green,  as grantor (the "Carol  Phillips  Green 1989
                  GRIT  Trust   Agreement");   Carol  Phillips   Green,  in  her
                  individual  capacity  and as a trustee of the  trusts  created under (i) the Trust A Trust Agreement,  (ii) the Trust B Trust
                  Agreement and (iii) the Trust Indenture dated October 31, 1989 made by Lawrence S. Phillips, as grantor;  Cathy Green, solely in her  capacity as a trustee of the trust  created  under the
                  Carol  Phillips  Green 1989 GRIT Trust  Agreement;  Madelyn S.
                  Phillips,  solely in her individual capacity; Roxane Phillips, solely in her individual capacity;  Laura Phillips,  solely in her  individual  capacity;  and Douglas  Green,  solely in his individual capacity.

         3        First  Amendment  Agreement  dated March 17, 1995 by and among
                  South  China  (Jersey)   Holdings   Limited  and  Lawrence  S.
                  Phillips,  in his individual  capacity and as a trustee of the trusts created under (i) the Second Amended and Restated Trust
                  Agreement  dated  January 12, 1995 made by Madelyn S. Phillips
                  (the "Trust A Trust  Agreement"),  (ii) the Third  Amended and
                  Restated  Trust  Agreement  dated  December  12,  1994 made by
                  Madelyn S. Phillips (the "Trust B Trust  Agreement") and (iii)
                  the Trust  Indenture  dated  November  15,  1989 made by Carol
                  Phillips  Green,  as grantor (the "Carol  Phillips  Green 1989
                  GRIT  Trust   Agreement");   Carol  Phillips   Green,  in  her
                  individual  capacity  and as a trustee of the  trusts  created under (i) the Trust A Trust Agreement,  (ii) the Trust B Trust
                  Agreement and (iii) the Trust Indenture dated October 31, 1989 made by Lawrence S. Phillips, as grantor;  Cathy Green, solely in her  capacity as a trustee of the trust  created  under the
                  Carol  Phillips  Green 1989 GRIT Trust  Agreement;  Madelyn S.
                  Phillips,  solely in her individual capacity; Roxane Phillips, solely in her individual capacity;  Laura Phillips,  solely in her  individual  capacity;  and Douglas  Green,  solely in his individual capacity.

         4        Assignment Agreement dated March 20, 1995 by and between South
                  China (Jersey) Holdings Limited and Vaneton International Inc.

                                Page __ of __ Pages

         5        Loan Agreement dated March 17, 1995 by and between South China
                  (Jersey) Holdings Limited and Chemical Bank, Hong Kong Branch.

         6 Deed of Charge, dated March 17, 1995, made by Vaneton in favor of Chemical Bank, Hong Kong Branch.


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